SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

ISOTIS S.A.

(Exact name of registrant as specified in its charter)

2 Goodyear, Irvine, California 92618 U.S.A.

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 7, 2006
IsoTis S.A.

	By	/s/ Robert J. Morocco

	Name:	Robert J. Morocco
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: IsoTis Appoints David Gill to Board of IsoTis Inc.

Exhibit 99.1

IsoTis Appoints David Gill to Board of IsoTis, Inc.

IRVINE, CA, USA, LAUSANNE, Switzerland – December 7, 2006 - IsoTis S.A. (SWX/Euronext: ISON) (TSX: ISO), the orthobiologics company, today announced the appointment of David N. Gill to the Board of Directors of IsoTis, Inc.  Mr. Gill’s most recent position was with NxStage Medical (NXTM) where he served as Senior Vice President and CFO.

David Gill brings with him a wealth of financial management and operating experience in the medical device industry. Mr. Gill has led the IPOs of three US companies (Interland in 2000, CTI Molecular Imaging in 2002 and NxStage in 2005). He has also executed four public follow-on offerings, and has raised more than $500 million in equity financings over his career.  Mr. Gill is a frequent presenter at investment conferences and is well known to healthcare investors, investment banks and analysts. He also served as Chief Financial Officer and as Chief Operating Officer of Novoste Corporation (NOVT), a publicly-traded medical device company. Earlier in his career, Mr. Gill served as President and Director of Dornier Medical Systems, Inc., a medical capital equipment company and a member of the Daimler-Benz Group. Mr. Gill was also formerly a certified public accountant, and holds a BS in accounting (cum laude) from Wake Forest University and an MBA (with honors) from Emory University.

The management and Board of Directors of IsoTis, Inc. have the same management and Board of Directors of IsoTis SA, with the exception of David Gill, who is the audit committee financial expert on the IsoTis, Inc. Board and Chairman of the Audit Committee.  Henjo Hielkema, who has not joined the Board of IsoTis Inc., remains a member of the Board of IsoTis SA.  IsoTis, Inc. is the newly-formed US subsidiary of IsoTis SA, that recently announced its intention to make an offer to acquire all shares of IsoTis SA and apply for a listing on the NASDAQ Global Market.

Pieter Wolters, President and CEO of IsoTis, said: “We are very pleased with the appointment of David Gill, a seasoned and respected medical device executive and welcome him to our Board of Directors. David has an impressive track record in the medical device industry, raising funds, managing finance and operations, and implementing financial reporting systems to comply with Sarbanes-Oxley.  David will bring invaluable financial experience to IsoTis, Inc, which we believe will be of tremendous value if we are successful in our attempt to become a NASDAQ listed company.”

IsoTis has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network and an expanding international presence. IsoTis’ main commercial operations are based in Irvine, California, and its international sales headquarters are based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer, inability to list the IsoTis Inc. shares on NASDAQ in a timely manner, if at all, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (a.o. EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet, conditions imposed for required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).

The exchange offer shall be made for the shares of IsoTis, a Swiss company, that are listed on SWX Swiss Exchange, on Euronext Amsterdam N.V. and the Toronto Stock Exchange. The exchange offer will be subject to disclosure requirements of Switzerland, the Netherlands and Canada, which requirements are different from those of the United States. It may be difficult for U.S. shareholders to enforce their rights and any claim they may have arising under the federal securities laws, since IsoTis and some of its officers and directors are located in a foreign country. U.S. shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis otherwise than under the exchange offer, such as in open market or privately negotiated purchases.